Exhibit 99.1

Uranium Royalty Completes Landmark Sweetwater Transaction Creating Leading Uranium and Land Royalty Company

Vancouver, British Columbia – July 27, 2026 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that it has completed its previously announced plan of arrangement transaction (the “Arrangement”).

Transaction Highlights

●	Immediate and Significant Cash Flow. The Arrangement adds a well-established, cash-flowing royalty portfolio with industry leading mine lives, supported by established and experienced operators.

●	Strategic Land Position and Additional Optionality. New URC (as defined below) is the second largest public-company landowner in the United States, excluding real estate investment trusts, and the largest in Wyoming, with approximately 850,000 acres of fee surface rights and approximately 4.5 million acres of mineral rights in fee. The Sweetwater Entities’ (as defined below) extensive land package covers Wyoming’s Green River Basin, the world’s largest known trona (soda ash) deposit, and provides an element of control uncommon in the royalty sector.

●	Enhanced Scale and Market Visibility. New URC’s assets are expected to strengthen its balance sheet and support its strategy of pursuing additional value-enhancing uranium royalty acquisitions. The Arrangement is also expected to be accretive to net asset value, cash flow and earnings per share.

●	Future Growth Profile. The Soda Ash operations are advancing expansions expected to increase attributable production capacity by more than 60% without additional capital investment from New URC. Greenfield projects, oil and gas leasing, critical minerals and renewable development opportunities provide further potential for longer-term growth.

●	Enhanced Uranium Optionality. New URC’s land position provides potential for uranium exploration in Wyoming, the leading U.S. state for uranium production and resources.

Scott Melbye, Chief Executive Officer, President and Director of New URC, stated: “We are thrilled to embark on this historic next step for Uranium Royalty Corp. Our extensive land ownership, encompassing one of the world’s largest known trona (soda ash) resources, and including five currently operating mines positioned among the lowest on the global cost curve, is expected to provide steady cash flows to advance our uranium aspirations at a time of significant nuclear energy growth. The Company’s more than 5-million-acre land position provides significant optionality, supported by growing U.S. policy initiatives to expand domestic production of critical minerals and oil and gas. URC also welcomes its two newest and largest shareholders in Orion and Ontario Teachers’ Pension Plan. Their cooperative and constructive efforts to conclude this mutually beneficial transaction are greatly appreciated.”

The Arrangement

Under the Arrangement, certain affiliated entities of Orion Resource Partners LP and HRG Metals LP, a subsidiary of the Ontario Teachers’ Pension Plan, contributed and sold their approximately 92% interest in certain entities holding the trona royalty assets and landholdings in Wyoming, Utah and Colorado, United States (the “Sweetwater Entities”) to a newly formed U.S.-domiciled parent company, named Uranium Royalty Corp. (“New URC”), resulting in the combination of the Company and the Sweetwater Entities under New URC.

The Arrangement was approved by shareholders of the Company (the “Shareholders”) on July 20, 2026, and by a final order of the Supreme Court of British Columbia on July 23, 2026.

Under the terms of the Arrangement, each Shareholder received one share of common stock of New URC (each, a “New URC Share”) for each common share of URC (each, a “URC Share”) held immediately prior to the effective time of the Arrangement, provided that certain eligible Canadian Shareholders were entitled to elect, in respect of all or a portion of their URC Shares, to receive exchangeable shares of a Canadian subsidiary of New URC (the “Exchangeable Shares”) in lieu of New URC Shares, on a one-for-one basis. Each Exchangeable Share is exchangeable for one New URC Share (subject to customary adjustments) in accordance with the terms of the exchangeable share provisions. For further information on the Arrangement, please refer to the Company’s management information circular dated June 19, 2026 (the “Circular”), prepared in respect of the Arrangement, which can be accessed online under the Company’s SEDAR+ profile at www.sedarplus.ca.

The common stock of New URC will be listed and posted for trading on the NASDAQ as of the opening of trading on July 28, 2026. The URC Shares will be delisted from the TSX effective as of the close of market on July 28, 2026. URC has applied to cease to be a reporting issuer under applicable Canadian securities laws.

Registered holders of URC Shares should send their completed and executed letters of transmittal and related share certificates, if any, to the depository for the Arrangement, Computershare Investor Services Inc., as soon as possible in order to receive the consideration to which they are entitled under the Arrangement.

Transaction Funding

The Company entered into a credit agreement dated July 27, 2026 with Bank of Montreal (the “Credit Agreement”), pursuant to which Bank of Montreal established a senior secured revolving credit facility in favour of New URC in an aggregate principal amount of up to US$50 million (the “Facility”). The Facility is available for general corporate purposes, including certain permitted acquisitions and investments. New URC drew US$40 million under the Facility as bridge financing (the “Bridge”) to fund a portion of the cash consideration payable under the Arrangement and related transaction expenses.

The Bridge matures on January 31, 2027. Following repayment of the Bridge, the Facility becomes available on a revolving basis and includes an accordion feature permitting New URC, subject to certain conditions, to increase the Facility by up to an additional US$25 million (the “Accordion”). Borrowings under the Facility bear interest, as applicable, at the base rate or adjusted term SOFR plus, in each case, an applicable margin ranging from 1.25% to 3.75% per annum (subject to certain benchmark step-downs). The Facility is secured against certain assets of New URC and certain of its subsidiaries.

Drawings under the Facility are subject to customary conditions, including repayment of the Bridge, and the Facility matures on July 31, 2029. The exercise of the Accordion is subject to certain additional conditions, including compliance with applicable financial covenants.

Early Warning Disclosures

Pursuant to the requirements of National Instrument 62-104 – Take-Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, New URC and Uranium Energy Corp. (“UEC”) will each file an early warning report (the “Early Warning Reports”) in accordance with applicable securities laws. Copies of the Early Warning Reports will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Further information and copies of the Early Warning Reports may be obtained by contacting New URC and UEC using the contact information set out below.

Immediately prior to the closing of the Arrangement, New URC held no URC Shares. Pursuant to the Arrangement, New URC indirectly acquired an aggregate of 157,814,569 URC Shares, representing 100% of the issued and outstanding URC Shares. The head office of New URC is located at 141 Union Blvd., Suite 310, Lakewood, Colorado 80228.

Immediately prior to the completion of the Arrangement, UEC had beneficial ownership of, and control or direction over, 28,967,375 URC Shares, representing approximately 18.36% of the issued and outstanding URC Shares at such time on a non-diluted basis. Pursuant to the Arrangement, UEC exchanged its URC Shares for 28,967,375 New URC Shares. Following completion of the Arrangement, UEC held no URC Shares. UEC’s U.S. corporate headquarters are located at 500 North Shoreline Boulevard, Suite 800N, Corpus Christi, Texas 78401, and its Canadian corporate headquarters are located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2. The Company’s head office is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2.

Technical Information

For further information regarding New URC’s royalty interests, including the projects underlying such interests, please refer to the Circular.

Darcy Hirsekorn, B.Sc. Geol., Chief Technical Officer of the Company, has supervised the preparation of this news release and has reviewed the additional scientific and technical information contained herein. Mr. Hirsekorn is a qualified person as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium.

This press release is for informational purposes only and shall not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of the Company or New URC. The New URC securities to be issued pursuant to the Arrangement will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.”

Forward-Looking Information

Certain statements in this news release may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements include statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. Forward-looking statements include, but are not limited to, statements with respect to the expected listing of New URC on Nasdaq; the delisting of the URC Shares from the TSX; the Company ceasing to be a reporting issuer in Canada; the anticipated benefits of the Arrangement; and expected production expansions and future growth opportunities associated with the Sweetwater Entities’ land package. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward- looking information, including, without limitation, risks inherent to royalty companies, market conditions, share price, uranium price volatility and risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings of the Company with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

SOURCE Uranium Royalty Corp.

For further information:

Investor Relations:

Toll Free: 1.855.396.8222

Email: info@uraniumroyalty.com

Website: www.UraniumRoyalty.com

Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2

Phone: 604.396.8222